MeaTech 3D Ltd.
18 Einstein St.
P.O. Box 4061
Ness Ziona 7414001
Israel

March 8, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Geoff Kruczek, Jay Ingram, Ernest Greene and Anne McConnell

Re:	MeaTech 3D Ltd.
Amendment No. 1 to Registration Statement on Form F-1 Filed March 5, 2021
File No. 333-253257

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MeaTech 3D Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 5:15 p.m. Eastern Standard Time on March 11, 2021, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Brian K. Rosenzweig of Covington & Burling LLP at (212) 841-1108 and that such effectiveness also be confirmed in writing.

Respectfully,

MeaTech 3D Ltd.

By: /s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer

cc: Brian K. Rosenzweig, Covington & Burling LLP